Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

211 Commerce Street • Suite 800 • Nashville, Tennessee 37201 • www.caremark.com • (615) 743-6600

Caremark’s Chairman, President and CEO Emphasizes the Benefits of Merger with CVS

NASHVILLE, TN – January 10, 2007 – At today’s JP Morgan 25th Annual Healthcare Conference, Mac Crawford, Chairman, President and CEO of Caremark Rx, Inc. (NYSE: CMX) reiterated Caremark’s strong commitment to the CVS/Caremark transaction and emphasized the benefits of the merger with CVS to shareholders.

“The CVS/Caremark combination will provide our customers and consumers with exactly what they’ve been asking for: direct contact and access to pharmacists and/or clinicians, and the ability to get the most value for their healthcare dollar,” said Crawford. “Our clients are eager to hear more about the new products and services that will be available to them upon completion of the CVS/Caremark merger.”

Mr. Crawford stressed that a CVS/Caremark merger provides for:

•	Significant strategic benefits
•	Financial benefits that are concrete
•	Expected first quarter close, ensuring minimal business disruption

CVS/Caremark would have a strong financial position, with low leverage and strong cash flow generation that will give the company financial flexibility. This will allow the new company to consider such options as dividends and share buybacks.

“The Caremark and CVS management teams have great experience in handling mergers with significant size and scale. We strongly believe that the CVS/Caremark combination will offer near and long-term benefits for our shareholders, customers and consumers. We are committed to making this work.”

Mr. Crawford concluded today’s presentation by recommending shareholders to vote in favor of the merger agreement with CVS Corporation.

About Caremark

Caremark is a leading pharmaceutical services company, providing through its affiliates comprehensive drug benefit services to over 2,000 health plan sponsors and their plan participants throughout the U.S. The company’s clients include corporate health plans, managed care organizations, insurance companies, unions, government agencies and other funded benefit plans. In addition, Caremark is a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program. The company operates a national retail pharmacy network with over 60,000 participating pharmacies, seven mail service pharmacies, the industry’s only FDA-regulated repackaging plant and 21 licensed specialty pharmacies for delivery of advanced medications to individuals with chronic or genetic diseases and disorders.

Additional information about Caremark is available at www.Caremark.com.

Contacts

Investors:	Craig Hartman, Caremark, (615) 743-6653 Alan Miller/Jennifer Shotwell, Innisfree M&A Incorporated, (212) 750-5833

Media:	Steve Lipin/Nina Devlin, Brunswick Group, (212) 333-3810

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.

Important Information for Investors and Stockholders

CVS has filed with the SEC a registration statement on Form S-4 that was declared effective by the SEC on January 19, 2007. This registration statement includes a joint proxy statement/prospectus in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.